September 16, 2020

VIA EDGAR

Robert Babula
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: DCP Midstream, LP
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed on February 21, 2020
File No. 001-32678

Dear Mr. Babula:

Set forth below are the responses of DCP Midstream, LP, a Delaware limited partnership (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 2, 2020, with respect to the review of the Company’s Form 10-K for the year ended December 31, 2019 (File No. 001-32678) filed with the Commission on February 21, 2020 (the “Form 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Reconciliation of Non-GAAP Measures, page 71

1.Comment: We note your presentation of the non-GAAP measure gross margin. Please present a reconciliation for this non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. If you do not believe gross margin that includes depreciation, depletion and amortization expense is the most directly comparable GAAP measure, please tell us why in your response.

Robert Babula
Division of Corporation Finance
Office of Energy & Transportation
September 16, 2020

Response: In response to the Staff’s comment, in future filings the Company will present a reconciliation of adjusted gross margin to gross margin in accordance with Item 10(e)(1)(i) (B) of Regulation S-K for each period presented. The Company will also change the label, where applicable in our future filings, of the measure we previously referred to as “gross margin” to “adjusted gross margin” to clarify that “gross margin” is the GAAP measure and “adjusted gross margin” is the non-GAAP measure. An example of the proposed format of the reconciliation of adjusted gross margin to gross margin is as follows:

	Year Ended December 31,
	2019	2018	2017
Reconciliation of Non-GAAP Measures	(millions)

Reconciliation of gross margin to adjusted gross margin:

Operating revenues	$7,625	$9,822	$8,462
Cost of revenues
Purchases and related costs	4,933	7,123	6,308
Purchases and related costs from affiliates	1,089	896	577
Depreciation and amortization expense	404	388	379
Gross margin	$1,199	$1,415	$1,198
Depreciation and amortization expense	404	388	379
Adjusted gross margin	$1,603	$1,803	$1,577

Reconciliation of segment gross margin to segment adjusted gross margin:

Logistics and Marketing segment:
Operating revenues	$6,856	$9,014	$7,757
Cost of revenues
Purchases and related costs	6,602	8,789	7,557
Depreciation and amortization expense	19	15	14
Segment gross margin	$235	$210	$186
Depreciation and amortization expense	19	15	14
Segment adjusted gross margin	$254	$225	$200

Gathering and Processing segment:
Operating revenues	$4,319	$5,843	$5,467
Cost of revenues
Purchases and related costs	2,970	4,265	4,090
Depreciation and amortization expense	355	346	343
Segment gross margin	$994	$1,232	$1,034
Depreciation and amortization expense	355	346	343
Segment adjusted gross margin	$1,349	$1,578	$1,377
We will define “Adjusted Gross Margin” as follows (added information shown underlined below):

We define adjusted gross margin as total operating revenues, less purchases and related costs, and we define segment adjusted gross margin for each segment as total operating revenues for that

Robert Babula
Division of Corporation Finance
Office of Energy & Transportation
September 16, 2020

segment less purchases and related costs for that segment. Our adjusted gross margin equals the sum of our segment adjusted gross margins. Adjusted gross margin and adjusted segment gross margin are primary performance measures used by management, as these measures represent the results of product sales and purchases, a key component of our operations. As an indicator of our operating performance, adjusted gross margin and adjusted segment gross margin should not be considered an alternative to, or more meaningful than, operating revenues, gross margin, segment gross margin, net income or loss, net income or loss attributable to partners, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with GAAP.

We believe adjusted gross margin provides useful information to our investors because Management views our adjusted gross margin and adjusted segment gross margin as important performance measures that represent the results of product sales and purchases, a key component of our operations. We review our adjusted gross margin and adjusted segment gross margin monthly for consistency and trend analysis. We believe that investors benefit from having access to the same financial measures that Management uses in evaluating our operating results.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 79

2.Comment: Please revise your disclosure to provide the quantitative and qualitative disclosures required under Item 7A of Form 10-K and Item 305 of Regulation S-K for your natural gas trading and marketing and NGL proprietary trading. Your revised disclosure should address, but not be limited to, the policies and procedures, internal controls and risk limits used to manage your trading activities.

Response: We acknowledge the Staff’s comment and note that NGL proprietary trading has historically not presented material market risk to the Company. For reference, the fair value of these NGL positions held by the Company at December 31, 2019 were approximately $1 million. Additionally, we do not believe there are any qualitative factors that may suggest a material market risk exists.

We will continue to evaluate the guidance in Item 305 of Regulation S-K as it applies to our NGL proprietary trading activities.

We will provide revised disclosure in our future filings with respect to providing market risk disclosures associated with natural gas trading and marketing. An example of the revised disclosure is as follows:

Natural Gas Asset Based Trading and Marketing - Our trading and marketing activities are subject to commodity price fluctuations in response to changes in supply and demand, market conditions and other factors.

We may enter into physical contracts and financial instruments with the objective of realizing a positive margin from the purchase and sale of commodity-based instruments. The following table sets forth our commodity derivative instruments as of December 31, 2019:

Robert Babula
Division of Corporation Finance
Office of Energy & Transportation
September 16, 2020

Commodity Swaps

Period	Commodity	Notional Volume - (Short)/Long Positions		Fair Value (millions)	Price Range (a)
January 2020 — December 2022	Natural Gas	(114,860,000)	MMBtu	$(2)	$0.06 - $0.10/MMBtu
January 2020 — December 2023	Natural Gas	132,830,000	MMBtu	$(54)	$0.37 - $0.95/MMBtu
(a) Represents the basis differential from NYMEX final settlement price for natural gas futures contracts for stated time period

Further, in evaluating our quantitative and qualitative disclosures as required under Item 7A of Form 10-K and Item 305 of Regulation S-K, we will ensure the policies and procedures, internal controls and risk limits used to manage our trading activities are disclosed in future filings. The Company will include the below revised disclosure in Item 7A of its future Form 10-K filings:

Risk Management Policy

We have established a comprehensive risk management policy, or Risk Management Policy, and a risk management committee, or the Risk Management Committee, to monitor and manage market risks associated with commodity prices and counterparty credit. Our Risk Management Committee is composed of senior executives who receive regular briefings on positions and exposures, credit exposures and overall risk management in the context of market activities. The Risk Management Committee is responsible for the overall management of commodity price risk and counterparty credit risk, including monitoring trading and marketing risk exposure, risk limits, valuation and risk measurement methodologies, risk management activities, commodity contracts, and other related operations, policies and procedures, exposure limits and internal controls in place.

We have established volumetric limits, tenor limits, operational timing and required exit strategies for our commodity cash flow protection activities.

We have also established total volumetric limits, volumetric imbalance limits, tenor limits, and total value limits, which are all monitored daily, for our natural gas asset based trading and marketing.

See Note 15, Risk Management and Hedging Activities, of the Notes to Consolidated Financial Statements in Item 8. “Financial Statements and Supplementary Data” for further discussion of the accounting for derivative contracts.

Commodity Price Risk

We are exposed to the impact of market fluctuations in the prices of natural gas, NGLs and condensate as a result of our gathering, processing, sales and storage activities. For gathering services, we receive fees or commodities from producers to bring the natural gas from the wellhead to the processing plant. For processing and storage services, we either receive fees or commodities as payment for these services, depending on the types of contracts. ~~We employ established policies and procedures to manage our risks associated with these market fluctuations using various commodity derivatives, including forward contracts, swaps and futures.~~ The Risk Management Committee approves the commodities, products and types of transactions to be entered into in the execution of our risk taking and mitigation strategy. We use swaps, futures, forwards and options in various

Robert Babula
Division of Corporation Finance
Office of Energy & Transportation
September 16, 2020

markets to manage the execution of our commodity price risk mitigation strategy and use the market knowledge gained from our physical commodity market activities to capture market opportunities.

Our use of derivative instruments is governed by our Risk Management Policy approved by our Board of Directors and Risk Management Committee, which policy prohibits the use of highly leveraged derivatives or derivative instruments without sufficient market liquidity for comparable valuations and establishes risk limits, policies and procedures to manage risks associated with our trading, marketing and hedging activities. Compliance with these limits is monitored daily by our Risk Management Committee.

Robert Babula
Division of Corporation Finance
Office of Energy & Transportation
September 16, 2020

Please feel free to contact Mr. Kamal Gala, Assistant General Counsel, who can be reached at (303) 605-1852, if you should have any questions regarding the responses contained herein.

Very truly yours,

DCP Midstream, LP

By:	DCP Midstream GP, LP its General Partner

By:	DCP Midstream GP, LLC its General Partner

By:	/s/ Sean P. O'Brien
	Name:	Sean P. O'Brien
	Title:	Group Vice President and Chief Financial Officer

cc: Gus Rodriquez, Branch Chief
Kamal Gala, DCP Midstream, LP
Lucy Stark, Holland & Hart LLP